Exhibit 4.71

(English Translation)

Supplementary Agreement to Domain Name License Agreement

This Supplementary Agreement to Domain Name License Agreement (the “Supplementary Agreement”) is entered into by and among the following parties on January 30, 2011 in Beijing:

Party A:	Baidu Online Network Technology (Beijing) Co., Ltd.
Address:	No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China
Party B:	Baidu Netcom Science Technology Co., Ltd.
Address:	No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China

WHEREAS:

The parties entered into the Domain Name License Agreement on March 1, 2004. Pursuant to Section 2 of the Software License Agreement, the Licensee agreed to pay the Licensor license fees. The specified amount of the license fees and the form of payment are set forth in Appendix 1 to the Domain Name License Agreement. Pursuant to Appendix 1 to the Domain Name License Agreement, the Licensee should pay RMB10,000 per year to the Licensor as the fees for using the domain names. The Licensor has the right to determine whether or not to exempt the Licensee’s obligation to pay such fees.

NOW THEREFOUR, the parties agree to terminate the provisions above through friendly negotiation.

This Supplementary Agreement shall be executed in two originals, each party holding one original. All the originals have the same legal effect.

IN WITNESS WHEREOF, each party hereto have caused this Supplementary Agreement to be duly executed by its legal representative on its behalf as of the date first set forth above.

The Licensor:	Baidu Online Network Technology (Beijing) Co., Ltd.
Legal Representative:	/s/ Legal Representative
Company seal:	(The company seal of Baidu Online Network Technology (Beijing) Co., Ltd.)
The Licensee:	Baidu Netcom Science Technology Co., Ltd.
Legal Representative:	/s/ Legal Representative
Company seal:	(The company seal of Baidu Netcom Science Technology Co., Ltd.)

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